Ciments Français
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. : 33 (0)1 42 91 75 00
Fax : 33 (0)1 47 74 59 55
Télex: Cimfran 610 823 F

82-3336

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

SUPPL

Paris la Défense,
February 4th 2003

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

Please find hereby the last information given to our shareholders :

Press Information :

- February 4th 2003

Sincelery yours.

Finance Department Manager

F. Moreau

F. MOREAU

dw 3/19

Personal copy : Miss Sandra FOLSON

Press release

Ciments Français
Italcementi Group

EXEMPTION NUMBER
FILE N° 82.3336

Paris, 4th february 2003

2002 CONSOLIDATED SALES

2002 consolidated sales have seen growth of 4.7 % vs 2001 (**2.4% on a like-for-like basis and at constant exchange-rates), reaching € 2,930.3 millions.**

The fourth quarter has seen a fall-off in the United States worsened by poor weather conditions and a mild slowdown in the French market.
For the full-year, growth is 2,4% on a like-for-like basis and at constant exchange-rates, reflecting:
- A resilient French market
- Strong growth in Southern Europe (Spain and Greece)
- A decline in the United States
- A continuation of the trends seen in previous quarters with strong growth in emerging markets (with the exception of India, which on top has been hit hard by a price war).

These sales figures, in line with our expectations, will enable the Group to report new growth in Net Income.

The Board of Directors held to settle the accounts will take place on 12 February 2003.

Breakdown by geographical areas

(in millions of euros)	December 31st 2002	December 31st 2001	%	% (1)
FRANCE	*1,176.3*	*1,144.7*	2.8%	1.6%
EUROPEAN UNION (excluding France)	*493.2*	*446.8*	10.4%	9.2%
OTHER COUNTRIES	*1,260.8*	*1,207.0*	4.5%	0.7%
TOTAL	***2,930.3***	***2,798.5***	**4.7%**	**2.4%**

(1) On a like for like basis

Breakdown by activities

(in millions of euros)	December 31st 2002	December 31st 2001	%	% (1)
CEMENT	*1,918.2*	*1,845.3*	4.0%	1.2%
AGGREGATES/READY-MIXED	*921.2*	*876.5*	5.1%	4.1%
OTHER	*90.9*	*76.7*	18.5%	11.7%
TOTAL	***2,930.3***	***2,798.5***	**4.7%**	**2.4%**

(1) On a like for like basis

Visit our Web sites:
Ciments Français : www.cimfra.com
Italcementi : http://www.italcementi-group.com

Ciments Français
Tour Ariane
92088 Paris la Défense cedex
Tel : +33(0)1 42 91 75 00
Fax: +33(0)1 47 76 11 35